Exhibit 12

J. C. Penney Company, Inc.
Computation of Ratios of Earnings to Fixed Charges
(Unaudited)

13 Weeks
Ended
($ in millions)	4/30/2016
Income/(loss) from continuing operations before income taxes	$(69)
Fixed charges:
Net interest expense	95
Interest income included in net interest	—
(Gain)/loss on extinguishment of debt, bond premiums and unamortized costs	(4)
Estimated interest within rental expense	22
Total fixed charges	113
Total earnings available for fixed charges	$44
Ratio of earnings to fixed charges	0.4
Coverage deficiency	69